13 March 2023 Unilever PLC (the “Company") Filing of Annual Report on Form 20-F Announcement The Annual Report on Form 20-F for Unilever PLC for the year ended 31 December 2022 has today been filed with the US Securities and Exchange Commission (SEC). It is available for viewing on the SEC’s website at www.sec.gov/edgar.shtm and also on the Company’s website at www.unilever.com/ara.